UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

30 April 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CORONADO BIOSCIENCES, INC.

File No. 1-35366 -- CF# 29510

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CORONADO BIOSCIENCES, INC. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 18, 2013.

Based on representations by CORONADO BIOSCIENCES, INC. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.41	through July 15, 2015
Exhibit 10.45	through February 28, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel